

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2015

Via E-mail
Richard A. Boehne
President and Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

> **Re: The E.W. Scripps Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2014**
> **File No. 333-200388**

Dear Mr. Boehne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. It appears from your disclosure and the proxy card for Journal shareholders that they are voting to approve the spin-off of the Journal newspaper business and the merger of Journal Spinco with a wholly owned subsidiary of Journal Media Group. However, it appears Journal shareholders will not be voting their credited Journal Spinco interests in favor of the merger of Journal Spinco with Journal Media. Similarly, it appears Scripps shareholders will not be voting their credited Scripps Spinco interests in favor of the merger of Scripps Spinco with a wholly owned subsidiary of Journal Media. Please tell us why and explain your reasons with reference to state and federal law and transaction steps outlined in the Summary or Annex C. Further, we note the proxy card for Scripps shareholders does not request they approve the merger of Scripps Spinco with the Journal Media entities. Please tell us why and, as necessary, revise the appropriate parts of your filing such as the Q&A section to explain the reasons.

Questions and Answers about the Special Meeting, page i

2.   We note your revised disclosure in response to comment 3. Please expand your
        disclosure to address the specific factors that contributed to the determination of the ratio
        of shares to be received by Scripps shareholders and Journal Communications
        shareholders. For example, we note your disclosure on page 69 that Scripps and Journal
        considered, among other things, potential synergies, dividends to Scripps shareholders
        and trading liquidity in determining the exchange ratio.

Chart Disclosures concerning Pre- and Post-Spin Structures, page 4

3.   We note your response to comment 9. Please provide us with the following
        representations with respect to the Scripps Spinco and Journal Spinco shares: (i) that the
        shares are to be issued as merely an intermediate, transitory step in the overall
        transaction; and (ii) that the recipients of the shares will not be able to retain the shares
        after completion or termination of the overall transaction.

4.   Please clarify in more detail how long the Scripps Spinco and Journal Spinco shares may
        be held by the exchange agent prior to the exchange with Journal Media Group. Please
        clarify whether Scripps Spinco or Journal Spinco shares may be transferred during this
        holding period.

5.   Please provide legal opinions supporting your belief that the Scripps Spinco and Journal
        Spinco shares do not have to be registered under the Securities Act.

6.   Please provide us with more detail regarding the Scripps Spinco and Journal Spinco
        shares. Please tell us (i) whether the Scripps Spinco or Journal Spinco shareholders will
        have any control over whether to retain or dispose of the securities; (ii) whether
        certificates for the Scripps Spinco or Journal Spinco shares will be issued; and (iii)
        whether holders of the Scripps Spinco or Journal Spinco shares will be able to vote or
        receive dividends.

7.   Please discuss whether the Scripps Spinco or Journal Spinco shareholders will be subject
        to any investment risk as a result of the issuance.

8.   Please represent that there will be no aftermarket for the Scripps Spinco or Journal
        Spinco shares.

The E.W. Scripps Company

Pro Forma Financial Information

Note 2 pro forma adjustments, page 148

9.   We note your response to comment 30. Please disclose that the final purchase price will be determined based on the number of Scripps shares issued to the Journal shareholders times the Scripps share price on the date of the acquisition as stated in your response.

Journal Media Group

Pro forma Financial Information

Note 2 pro forma adjustments, page 174

10.   We note your response to comment 32. Please disclose that the final purchase price will be determined based on the number of Journal Media Group shares issued to the Journal shareholders times the share price on the date of the acquisition as stated in your response.

Exhibits/Annexes

Exhibits 8.1 and 8.2

11.   It appears in Exhibit 8.1 Baker & Hostetler LLP adopts the disclosure in the JMG Registration Statement as their opinion. Please revise to provide an opinion with respect to the Scripps Registration Statement.

12.   We note statements in the penultimate paragraphs of your tax opinions that your tax advisors "undertake no responsibility to advise you of any further change in the matters stated or assumed herein or in the federal income tax laws or other application or interpretation thereof." If your opinions will be dated before the day of effectiveness, please remove this language because opinions must speak as of effectiveness and it appears this language is an inappropriate limitation if your opinions are prior to effectiveness. Alternatively, confirm that you will file new opinions dated as of the effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Russell E. Ryba, Esq.
        Foley & Lardner LLP